A:\98VOTE.DOC
77c.     Matters submitted to a vote of security holders.

A meeting of the Fund's shareholders was held on May 28, 1998 at which shareholders approved four proposals. The voting results were as follows:


Proposal 1 To elect as Directors the following two nominees:

                                                                                     Percent of Shares
                            Shares For       Shares Against     Shares Abstaining    Voted

Antoine Bernheim            6,733,418        0                  594,259              68.64%

Martin Vogel                6,732,602        0                  595,075              68.64%


Proposal 2 To approve sales pursuant to rights offerings of shares of common stock of the Fund at prices below the then current net asset value of such shares.

                                                                                     Percent of Shares
                            Shares For       Shares Against     Shares Abstaining    Voted

                            5,214,642        1,160,062          115,345              60.79%


Proposal 3 To approve distribution of shares of common stock at prices below net asset value in connection with fund dividends and capital gain distributions.

                                                                                     Percent of Shares
                            Shares For       Shares Against     Shares Abstaining    Voted

                            5,434,228        1,781,991          111,458              68.64%


Proposal 4 To ratify the selection of KMPG Peat Marwick LLP ("KMPG") as independent accountants for the fiscal year ending March 31, 1999.

                                                                                     Percent of Shares
                            Shares For       Shares Against     Shares Abstaining    Voted

                            7,164,207        83,497             79,973               68.64%